Exhibit 24
CONFIRMING STATEMENT
This statement confirms that the undersigned,
Nigel John Francis, has authorized and designated
David E. Barnes and Laura L. Douglas, singly,
to execute and file on the his behalf all Forms
3, 4, and 5 (including any amendments thereto)
that he may be required to file with the U.S.
Securities and Exchange Commission as a result
of the his ownership of or transactions in
securities of American Axle & Manufacturing
Holdings, Inc. (AAM). The authority of David E.
Barnes and Laura L. Douglas under this statement
shall continue until the insider is no longer
required to file Forms 3, 4, and 5 with regard
to securities of AAM, unless earlier revoked in
writing.  The undersigned acknowledges that David E.
Barnes and Laura L. Douglas are not assuming any
of his responsibilities to comply with Section 16
 of the Securities Exchange Act of 1934.
Dated: November 21, 2014/s/  Nigel John Francis